Reaves Utility Income Fund

1290 Broadway, Suite 1000

Denver, Colorado 80203

(303) 623-2577

November 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-4720

Re:	Reaves Utility Income Fund (the “Registrant”)

Request for Withdrawal of Registration Statement on Form N-2

SEC File No. 333-261277

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant respectfully requests withdrawal of the Registration Statement filed via EDGAR on Form N-2 under the 1933 Act (File No. 333-261277), together with all exhibits thereto (collectively, the “N-2”), on November 23, 2021, under its EDGAR access codes (Accession No. 0001398344-21-021946).

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the N-2.

The Registrant is requesting the withdrawal of the N-2 after further consideration and discussions with the Securities and Exchange Commission (“Commission”) staff. The Registrant believes that withdrawal of the N-2 is consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal of the N-2.

Should you have any questions regarding this filing, please contact Allison Fumai at Dechert LLP at 212-698-3526.

Sincerely,

/s/ Sareena Khwaja-Dixon

Sareena Khwaja-Dixon

Secretary